NEWS RELEASE

Pacific Internet Announces
New Appointments to Senior Management Team

Company completes realignment process with new leadership structure in place

SINGAPORE, Thursday, 1 November 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“Pacific Internet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced three new appointments to its Senior Management Team, which completes the Company’s leadership realignment process.

“This realignment process is part of our strategic initiative to move Pacific Internet into its next stage of growth and expansion, which includes our eventual integration with Asia Netcom. We are confident of successfully achieving this goal with our new Senior Management Team structure in place,” said Mr Bill Barney, Chairman and Acting CEO, Pacific Internet. “We are pleased to have Mr Dennis Muscat, Mr Eddy Kuk and Mr Tan Jin Siong in their new expanded roles within our Senior Management Team, and we look forward to their invaluable contributions.”

Mr Dennis Muscat, former Managing Director of Pacific Internet Australia, will assume the role of Senior Vice President of South Asia. He will be responsible for sales and operations for Australia, Singapore, India and Thailand.  Mr Muscat joined Pacific Internet in February 1999 and is a co-founder of the Australian operations. He brings to the Company 15 years of leadership and management experience in the Internet Services Providers (ISP) and Information Technology (IT) space. Mr Muscat is also a Director of the Communications Alliance, Australia’s leading communications industry forum.

Mr Eddy Kuk, former Managing Director of Pacific Internet Hong Kong, has been appointed Senior Vice President of North Asia.  He will be responsible for the management of sales and operations in North Asia, which includes China, Hong Kong, Vietnam and the Philippines. Mr. Kuk joined Pacific Internet in 1997 and has held various senior management positions in the Company. He is an executive committee member of the Hong Kong ISP Association, and is an active member of the Hong Kong General Chamber of Commerce, as well as other key local IT industry organisations.

Mr Tan Jin Siong, former Senior Vice President of Group Technology, was appointed Chief Technology Officer.  He will continue to spearhead the Company’s engineering/network design and operations management functions, in addition to overseeing product management and procurement.  Mr. Tan is a veteran IP professional with extensive experience in the industry, both in Singapore and regionally. During his 10 years at Pacific Internet, Mr. Tan led engineering/network design and operations, and was instrumental in the regional footprint expansion and growth for the Company.

-Ends-

Media and Investor Relations Contact:
Bernard Ho
Senior Manager, Corporate Communications
Asia Netcom
Tel: +65 6233 6316
Mobile: +65 9782 3393
Email: bernard.ho@asianetcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.